Exhibit 99.9

EXPERT CONSENT

I, Alan B. Taylor, do hereby consent to the use of my name in (a) the Annual Information Form of Canadian Zinc Inc. (the “Company”) for the year ended December 31, 2013 (the “AIF”), and (b) the Management Discussion & Analysis of the Company for the year ended December 31, 2013 (the “MD&A”), being filed with the Annual Report on Form 40-F of the Company for the year ended December 31, 2013 with the United States Securities and Exchange Commission, and any amendments thereto, in connection with the scientific and technical information contained in the Company’s AIF and MD&A.

Dated this 20th day of March, 2014.

/s/ Alan B. Taylor
Name: Alan B. Taylor, P. Geo